09042640

n.a. 11/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
OCT 28 2009
Washington, DC
110

SEC FILE NUMBER
8-53388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/07 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feldstein Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Seminary Avenue
(No. and Street)

Chester, NJ 07930
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra L. Shipps 908-879-4559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates LLC
(*Name – if individual, state last, first, middle name*)

27 Beach Road, Suite C05A, Monmouth Beach NJ 07750
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Feldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feldstein Financial Group, LLC, as of September 19, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven Feldstein
Signature

President
Title

Debra L Shipps
Notary Public

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires
July 7, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: **Feldstein Financial Group**

Address: **45 Seminary Avenue, Chester, NJ 07930**

Telephone: **908-879-9559**

SEC Registration Number: **SEC #: 8-53388**
CIK# 0001144249

FINRA Registration Number: **CRD#: 113988**

(ii) Accounting Firm

Name: **Donahue Associates LLC**

Address: **27 Beach Road, Suite C05A, Monmouth Beach, NJ 07750**

Telephone: **732-229-7723**

Accountant's State Registration Number: **N.J. Lic.#: 20CC01355000**

(iii) Audit date covered by the Agreement:

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(**X**) is of a continuing nature providing for successive annual audits.

*if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Steven Feldstein

Name: Steven Feldstein
Steven Feldstein
(By Firm's FINOP or President)

Title: President Date: 9/25/2009
President

ANNUAL AUDIT REPORT

SECURITIES AND EXCHANGE COMMISSION
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-6551

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)

FINRA
Financial Operations
Attn: Eleanor M. Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to FINRA in Maryland, and the firm may forward a copy to the FINRA office in (your District). Also, copies should be sent to all other self-regulatory organizations of which the broker-dealer is a member.

REF: SEC RULE 17a-5

Feldstein Financial Group, LLC *Member FINRA/SIPC*

45 Seminary Avenue
Chester, New Jersey 07930

1 Shadowbrook Lane
Basking Ridge, New Jersey 07920

(908) 879-9559
Fax: (908) 879-2552
Toll Free: 1-866-54-MONEY
www.Financial-Advisor.com

August 26, 2009

I, David Bahr, received notice from Feldstein Financial Group, LLC stating they will no longer be utilizing my services to conduct there annual broker dealer audit due to the increase in fee.

Sincerely,

x [signature] 9/14/09
David Bahr

DONAHUE ASSOCIATES, LLC
Certified Public Accountants
27 Beach Road Suite CO5A
Monmouth Beach, NJ 07750
Tel. 732-229-7723

August 26, 2009

Mr. Steven Feldstein
Feldstein Financial Group, LLC
45 Seminary Avenue
Chester, NJ 07930

Dear Mr. Feldstein,

This letter confirms our understanding of the arrangements for the audit of the balance sheet of Feldstein Financial Group, LLC as of December 31, 2009 and the statements of operations, changes in cash position, and changes in shareholders' equity for the year then ended.

We will audit the Company's balance sheet as of this date, and the related statements of operations, retained earnings, and cash flows for the year, for the purpose of evaluating the fairness of presentation of such financial statements in conformity with accounting principles generally accepted in the United States of America and for expressing an opinion on them. It is possible that facts or circumstances encountered during the audit may require us to express an opinion other than unqualified; we will fully discuss the reasons with you in advance under these circumstances.

Our audit will be conducted in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management is responsible for making all financial records and related information available for purposes of the audit, and for the accuracy and completeness of such information.

Our audit will include such tests of the accounting records and such other auditing procedures as we consider necessary in the circumstances. Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, legal counsel, and banks. At the conclusion of our audit, we will request certain written representations from you about the financial statements and related matters.

An audit conducted in accordance with generally accepted auditing standards is subject to certain limitations and the inherent risk that errors, fraud, or illegal acts, may exist and not be detected by us. However, we will inform you of any material errors and fraud that come to our attention. We will also inform you of any illegal acts that come to our attention, unless clearly inconsequential.

An audit includes obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions, i.e., significant deficiencies in the design or operation of internal control. However, during the audit, if we become aware of such reportable conditions or ways that we believe management practices can be improved, we will communicate them to you in a separate letter.

We direct your attention to the fact that management has the responsibility for the proper recording of transactions in the books of account, for establishing and maintaining adequate and effective internal control, for the safeguarding of assets, for ensuring compliance with applicable laws and regulations, and for the preparation and substantial accuracy of the financial statements. Although we may advise you about appropriate accounting principles and their application, the selection and method of application are the sole responsibility of the Company's management. Management is responsible for identifying and ensuring that the entity complies with applicable laws and regulations applicable to its activities. Also, management is responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the representation letter that the effects of any uncorrected misstatements, resulting from errors or fraud, aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

In addition, the accounting system for the company must be compiled and maintained by company personnel. It is the company's responsibility to provide me with the financial statements produced by the accounting system that are in accordance with generally accepted accounting principals.

If you intend to publish or otherwise reproduce the financial statements and make reference to our firm, you agree to provide us with printers' proofs or masters for our review and approval before printing. You also agree to provide us with a copy of the final reproduced material for our approval before it is distributed.

Barring any unforeseen circumstances, the fee for the audit is estimated at $3,000. We require that half this balance be deposited with us prior to the start of our audit field work.

During the course of the audit we may observe opportunities for economy in, or improved controls over, your operations. We will bring such matters to the attention of the appropriate level of management, either orally or in writing.

If the foregoing is in accordance with your understanding, please indicate your agreement by signing the duplicate copy of this letter and returning it to us. If you have any questions, please let us know.

We appreciate the opportunity to be your certified public accountants and look forward to working with you and your staff.

Very truly yours,

/s/: Leigh J. Kremer, CPA
Associate Partner

****

RESPONSE:

This letter correctly sets forth our understanding.

Approved by:

Date: 9/16/09

Feldstein Financial Group, LLC *Member FINRA/SIPC*

45 Seminary Avenue
Chester, New Jersey 07930

1 Shadowbrook Lane
Basking Ridge, New Jersey 07920

(908) 879-9559
Fax: (908) 879-2552
Toll Free: 1-866-54-MONEY
www.Financial-Advisor.com

September 16, 2009

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549

To Whom It May Concern,

Kindly note our firm has signed an accountant engagement letter with a new firm and will no longer be utilizing the services of, M. David Bahr, CPA PC.

During the period David Bahr conducted our audits we found no problems or discrepancies relating to accounting principles or practices, financial statement disclosures, auditing scope or procedures or compliance with applicable rules of the Commission.

In addition, there were no adverse opinions or disclaimers of opinion. There were no qualifications of opinion as to uncertainties, audit scope, or accounting principles.

Sincerely,

Steven Feldstein